                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*



                          MetroCorp Bancshares, Inc.
                          --------------------------
                               (Name of Issuer)

                    Common Stock $1.00 Par Value Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                  591650 10 6
                               ----------------
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 591650 10 6                       13G                                 Page 2 of 5 Pages
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

 1                   NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Siah Chin Leong

-------------------------------------------------------------------------------------------------

 2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                   (a) [_]
                     None
                                                                                   (b) [_]
-------------------------------------------------------------------------------------------------

 3                   SEC USE ONLY

-------------------------------------------------------------------------------------------------

 4                   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Malaysia
-------------------------------------------------------------------------------------------------

                        5   SOLE VOTING POWER
    NUMBER OF
      SHARES                472,511
   BENEFICIALLY   -------------------------------------------------------------------------------
     OWNED BY
       EACH             6   SHARED VOTING POWER
    REPORTING
      PERSON                0
       WITH       -------------------------------------------------------------------------------

                        7   SOLE DISPOSITIVE POWER

                            472,511
                  -------------------------------------------------------------------------------

                        8   SHARED DISPOSITIVE POWER

                            0

-------------------------------------------------------------------------------------------------

 9                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     472,511
-------------------------------------------------------------------------------------------------

 10                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                     [_]
-------------------------------------------------------------------------------------------------

 11                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     6.7%
-------------------------------------------------------------------------------------------------

 12                  TYPE OF REPORTING PERSON*

                     IN
-------------------------------------------------------------------------------------------------

                                   Item 1(a)

Name of issuer: The name of the issuer is MetroCorp Bancshares, Inc. ("Bancshares").


                                   Item 1(b)

Address of issuer's principal executive offices: The principal executive office of Bancshares is 9600 Bellaire Boulevard, Suite 252, Houston, Texas 77036.

                                   Item 2(a)

Name of person filing:  The reporting person is Siah Chin Leong.

                                   Item 2(b)

Address or principal business office or, if none, residence: The address of Siah Chin Leong is 701-703 Asia Life Building, Jalan Seggett, 80000 Johor Bahru, Johor Darul Takzim, Malaysia.

                                   Item 2(c)

Citizenship:  Siah Chin Leong is a citizen of Malaysia.

                                   Item 2(d)

Title of class of securities: The class of securities of Bancshares owned beneficially by Siah Chin Leong is common stock, $1.00 par value (the "Common Stock").

                                   Item 2(e)

CUSIP Number:  591650 10 6

                                     Item 3

Not applicable

                                     Item 4

Ownership:


(a) The amount of securities beneficially owned by Siah Chin Leong is 472,511 shares of Common Stock.

(b) The percent of the class of Common Stock beneficially owned by Siah Chin Leong is 6.7%.

(c) Siah Chin Leong has the sole power to vote or to direct the vote of 472,511 shares of the Common Stock and the sole power to dispose or to direct the disposition of 472,511 shares of the Common Stock.

                                     Item 5

Ownership of 5 Percent or Less of a Class:  Not applicable

                                     Item 6

Ownership of More than 5 Percent on Behalf of Another Person:  Not applicable

                                     Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable

                                     Item 8

Identification and Classification of Members of the Group:  Not applicable

                                     Item 9

Notice of Dissolution of Group:  Not applicable

                                    Item 10

Certification:  Not applicable

SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 12, 2002
                                  -------------------
                                  (Date)


                                  /s/ Siah Chin Leong
                                  ---------------------
                                  (Signature)


                                  Siah Chin Leong
                                  ---------------
                                  (Name/Title)